

July 9, 2010

<u>Via Facsimile (787) 753-8944 and U.S. Mail</u>

Jose R. Cacho
O'Neill & Borges
American International Plaza, 8th Floor
250 Munoz Rivera Avenue
San Juan, PR 00918

   Re: Santander Bancorp
      Schedule 14D-9
      Filed July 9, 2010
      File No. 5-85127

Dear Mr. Cacho:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 4. The Solicitation or Recommendation, page 4

1. Rule 14e-2 requires the <u>subject company</u> to take and support a position with respect to   the tender offer. Revise to provide the reasons of the subject company for expressing no position with respect to the offer. If the reasons are those currently provided on behalf of the Special Board Committee, so state.

Background of the Offer, page 4

2. It appears from the disclosure here that beginning in February 2009, management of the Company was engaged in negotiating and structuring the going private transaction. Although Santander withdrew its request that the Company approve the transaction, this was

apparently done only because of technical and structural matters relating to Puerto Rican law. Given this factual background, provide an analysis supplementally as to why the Santander Bancorp is not engaged in this going private transaction. If you determine that the Company is engaged, file a Schedule 13E-3 listing it as a filing person and amend the Schedule 14D-9 to provide all of the disclosure required by Schedule 13E-3.

Reasons for the Recommendation, page 7

3. Clarify the role of the Special Board Committee by describing the scope of its authority, including any limitations on that authority, and explaining the reasons for those limitations. For example, if the Special Board could not negotiate with the Santander Group and could not seek or suggest alternatives to the offer, and it cites those limitations as the reason it cannot express a position with respect to the offer, what was the purpose of forming the Special Board?

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3263. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Christina Chalk
Senior Special Counsel
Office of Mergers & Acquisitions